Via Facsimile and U.S. Mail
Mail Stop 4720

February 16, 2010

Michael M. Salerno
President
Life Nutrition Products, Inc.
121 Monmouth St., Suite A
Red Bank, NJ 07701

Re: **Item 4.01 Form 8-K**
     Filed January 29, 2010
     File No. 001-34274

Dear Mr. Salerno:

We have reviewed your February 8, 2010 response to our February 3, 2010 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K

1. Please amend your filing to include the correct notification/resignation date (January 25, 2010) and to include the engagement date of your new auditors (January 27, 2010). In addition, the Date of Report on the cover of the Form 8-K should be the date Bagell, Josephs, Levine & Company, LLC resigned (January 25, 2010) and not the date that the 8-K was filed.

2. Please revise paragraph four of your filing to define the subsequent period to be through January 25, 2010, the date that the prior auditors resigned, and not January 29, 2010.

3. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Bagell, Josephs, Levine & Company, LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

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        As appropriate, respond to this comment within five business days or tell us when you will provide us with a response. Please furnish your letter on EDGAR under the form type label CORRESP.

        If you have any questions, please do not hesitate to call me at (202) 551-3648.

                                        Sincerely,

                                        Dana M. Hartz
                                        Staff Accountant